Exhibit 99.1

Private & Confidential
Execution Version

Massachusetts Mutual Life Insurance Company 1295 State Street Springfield, MA 01111

December 21, 2025

Jupiter Company Limited
Jupiter Topco LLC
c/o Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, NY 10017
Attn:     Brian L. Schorr
             Daniel R. Marx

With a copy to:

General Catalyst Group Management, LLC
20 University Road, Fourth Floor
Cambridge, MA 02138
Attn:     Christopher McCain, Chief Legal Officer

Project Jupiter
Preferred Equity Commitment Letter

Ladies and Gentlemen:

You have advised Massachusetts Mutual Life Insurance Company, a Massachusetts mutual life insurance company (together with its affiliates and any funds, entities, investors or accounts that are managed, sponsored, administered or advised by Massachusetts Mutual Life Insurance Company or its affiliates, “MassMutual”), that Jupiter Company Limited, a private limited company organized under the laws of Jersey (“Parent”), at the direction of Trian Fund Management, L.P. and its affiliates (collectively, “Trian”) and General Catalyst Group Management, LLC and its affiliates (collectively, “General Catalyst” and, together with Trian, the “Sponsors”), intends to consummate the Transactions described in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Transaction Description or the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “Preferred Equity Term Sheet”); this commitment letter, the Transaction Description, the Preferred Equity Term Sheet and the Summary of Conditions attached hereto as Exhibit C (collectively, as amended, restated, supplemented or otherwise modified from time to time, the “Commitment Letter”).

1.          Commitment. In connection with the Transactions, MassMutual is pleased to advise you of its commitment (the “Commitment”) to purchase Preferred Equity (as defined in Exhibit B), having the terms and conditions set forth in the Preferred Equity Term Sheet, for an aggregate cash purchase price of $1,000,000,000, upon the terms of this Commitment Letter and subject only to the satisfaction of the conditions set forth in Exhibit C hereto. For the avoidance of doubt, MassMutual’s Commitment shall be subject to adjustment as expressly set forth under the heading “Preferred Equity” in the Preferred Equity Term Sheet.

2.          No Shop. Other than pursuant to the Sponsor Designation Right (as defined below), from the date hereof until the earliest of: (a) the mutual agreement of the parties not to pursue the execution of the Preferred Equity Documentation; (b) the Closing Date (as defined in the Acquisition Agreement); and (c) if the Closing Date shall not have occurred, the Termination Date (as defined in the Acquisition Agreement and as may be extended pursuant to Section 9.1(b) of the Acquisition Agreement) (or such later date as you and MassMutual shall have mutually agreed to extend MassMutual’s commitment hereunder), so long as MassMutual continues to be willing to fund its Commitment on the terms and conditions set forth in this Commitment Letter and has not materially breached its obligations hereunder, you (i) shall not, and shall cause your affiliates, agents, representatives, counsel, consultants and advisors and any other person acting on your or their behalf not to, directly or indirectly solicit, participate in any negotiations or discussions with or provide or afford access to information to any third party with respect to, or otherwise facilitate, encourage or accept any offers for the purchase of the Preferred Equity or any alternative preferred equity arrangements that are pari passu with, or senior to, the Preferred Equity in connection with the Transactions and (ii) shall terminate or have terminated prior to the date hereof any agreement or arrangement related to the foregoing to which you or your affiliates are parties, as well as any activities and discussions related to the foregoing and may be continuing on the date hereof with any party other than MassMutual and its representatives and the providers of the Facilities and their respective affiliates; provided, that the foregoing restrictions shall not apply with respect to the exercise by you of the Sponsor Designation Right. For the avoidance of doubt, unless otherwise agreed among the parties, prior to accepting any offers for the purchase of alternative debt or common equity financing from third parties in lieu of all or a portion of the Preferred Equity, you agree that you shall offer MassMutual the bona fide reasonable opportunity to provide financing for such alternative debt or common equity financing on substantially the same terms and conditions as those offered to such third parties; provided, that if MassMutual elects not to participate in such alternative debt or common equity financing after being offered the opportunity to provide financing for such alternative debt or common equity financing as described in this paragraph, then subject to and upon consummation of such alternative financing, the Issuer shall reimburse MassMutual, upon presentation of a summary statement, for its reasonable, documented and invoiced out-of-pocket expenses (including reasonable, documented and invoiced fees of Simpson Thacher & Bartlett LLP) incurred by MassMutual in connection with the Preferred Equity and the preparation of the Preferred Equity Documentation.

Notwithstanding the foregoing, if the Acquisition is not consummated prior to the Termination Date, but you, the Sponsors or any of your or their affiliates determines, during the period ending on the date which is 12 months after the date of the Commitment Letter (the “Alternate Transaction Period”), to proceed with (1) the Acquisition or (2) any similar transaction in which you, the Sponsors or any of your or their affiliates will acquire, directly or indirectly, all or substantially all of the capital stock or assets of the Company (any such foregoing transaction, an “Alternate Transaction”), then you agree that you shall offer MassMutual the bona fide reasonable opportunity to provide financing for such Alternate Transaction on substantially the same terms and conditions contemplated by this Commitment Letter.

Notwithstanding the preceding paragraphs, nothing in this Section 2 shall restrict, limit or otherwise prohibit (x) the Sponsors, the Issuer or their respective affiliates from engaging in any discussions, negotiations, inquiries, information-sharing, cooperation or other activities to the extent such activities are permitted, required or not prohibited under the Acquisition Agreement (including in connection with any superior proposal, competing transaction or similar provisions therein), or (y) any ordinary course communications with, or the provision of information to, potential lenders, financing sources, equity investors or other financing counterparties in connection with the Facilities or any customary or ordinary course financing activities of the Sponsors or their affiliates and any ordinary course communications with, or the provision of information to, any of the Sponsors’ affiliates, including any of their limited partners, and their respective officers, directors, employees, agents, attorneys, accountants, advisors, controlling persons and equity holders and to actual and potential co-investors who are informed of the confidential nature thereof and who agree to keep such information confidential, on a confidential and need-to-know basis.

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3.          [Reserved].

4.          [Reserved].

5.          Conditions. MassMutual’s Commitment to purchase the Preferred Equity on the Closing Date is subject solely to the conditions to be satisfied (or waived by MassMutual) on or prior to the Closing Date as set forth in Exhibit C hereto, and upon the satisfaction (or waiver by MassMutual) of such conditions, the purchase of the Preferred Equity shall occur; it being understood that there are no conditions (implied or otherwise) to the Commitment hereunder and there will be no conditions (implied or otherwise) under the Preferred Equity Documentation to the purchase or effectiveness, as applicable, of the Preferred Equity on the Closing Date, including compliance with the terms (but not the conditions) of this Commitment Letter and the Preferred Equity Documentation, other than those that are expressly referred to in Exhibit C.

6.          [Reserved].

7.          Sharing of Information, Absence of Fiduciary Relationships, Affiliate Activities. You acknowledge that MassMutual and its affiliates may be providing debt financing or equity capital, and affiliates of MassMutual may be providing other services (including, without limitation, investment banking, and financial advisory services, securities trading, hedging, financing and brokerage activities and financial planning and benefits counseling) to other persons in respect of which you, the Sponsors, the Issuer (or any of its subsidiaries) and your and their respective affiliates may have conflicting interests regarding the transactions described herein and otherwise. MassMutual and its affiliates will not use confidential information obtained from you, the Sponsors, the Issuer or any of your or their respective subsidiaries or affiliates by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you, the Sponsors, the Issuer or any of your or their respective subsidiaries or affiliates in connection with the provision of debt financing or equity capital to other persons or the performance by them or their affiliates of services for other persons, and MassMutual and its affiliates will not furnish any such information to other persons, except to the extent permitted below. You also acknowledge that MassMutual and its affiliates do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by them from other persons.

MassMutual and its affiliates may also co-invest with, make direct investments in, and invest or co-invest monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you, the Sponsors (or any of their respective subsidiaries), the Issuer (or any of its subsidiaries) or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities or other trading with any thereof. With respect to any securities and/or financial instruments so held by MassMutual or its affiliates or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights in its sole discretion.

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MassMutual and its affiliates may have economic interests that conflict with those of the Issuer, you and the Sponsors (or any of their respective subsidiaries) and are under no obligation to disclose any conflicting interest to you. You agree that MassMutual will act under this letter as an independent contractor and that nothing in this Commitment Letter will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between MassMutual and its affiliates, on the one hand, and you, the Sponsors, the Issuer, your and their respective equity holders or your and their respective affiliates, on the other hand. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter are arm’s-length commercial transactions between MassMutual and its affiliates, on the one hand, and you or your affiliates, on the other, (ii) in connection therewith and with the process leading to such transaction MassMutual and its affiliates (as the case may be) are acting solely as a principal and not as an agent or fiduciary of you, the Sponsors, the Issuer, your and their respective management, equity holders, creditors, affiliates or any other person, (iii) MassMutual and its affiliates (as the case may be) have not assumed an advisory or fiduciary responsibility or any other obligation in favor of you or your affiliates with respect to the transactions contemplated hereby, the exercise of the remedies with respect thereto or the process leading thereto (irrespective of whether MassMutual or any of its affiliates have advised or are currently advising you, the Sponsors or the Issuer on other matters), and MassMutual has no obligation to you or your affiliates with respect to the transactions contemplated hereby except the obligations expressly set forth in this Commitment Letter and (iv) MassMutual has not provided any legal, accounting, regulatory or tax advice and you have consulted your own legal and financial advisors to the extent you deemed appropriate. You hereby waive any claims that you or any of your affiliates may have against MassMutual and its affiliates for breach of fiduciary duty or alleged breach of fiduciary duty in connection with the Transactions and agree that none of MassMutual or any of its affiliates shall have any liability (whether direct or indirect) to you in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your equity holders, employees or creditors, in connection with the Transactions in respect of MassMutual’s capacity as a purchaser of the Preferred Equity.

Without limiting the generality of this section, you hereby acknowledge that MassMutual and its affiliates may be engaged in such roles and that such roles may involve interests that differ from your interests and those of the Sponsors (or their respective subsidiaries) and the Issuer and you hereby waive any claims that you or your affiliates may have against MassMutual and its affiliates relating to this Commitment Letter or the Transactions as a result of any such conflict of interest and agree that MassMutual and its affiliates shall not have any liability (whether direct or indirect) to your or your affiliates in respect of any such claim or to any person asserting any such claim on behalf of you or your affiliates, including your equity owners.

You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. You agree that you will not claim that MassMutual or its affiliates, as the case may be, have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to you or your affiliates, in connection with such transactions or the process leading thereto and none of MassMutual or any of its affiliates shall have any responsibility or liability to you with respect thereto.

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8.          Confidentiality. Parent agrees that it will not disclose, directly or indirectly, prior to Parent’s acceptance hereof, this Commitment Letter, the Preferred Equity Term Sheet, the other exhibits and attachments hereto or the contents of each thereof, or MassMutual’s activities pursuant hereto or thereto, to any person or entity without the prior written approval of MassMutual (such approval not to be unreasonably withheld, delayed or conditioned), except (a) to the Sponsors and to any of Parent’s or the Sponsors’ affiliates and Parent’s and their respective officers, directors, employees, agents, attorneys, accountants, advisors, controlling persons and equity holders and to actual and potential co-investors who are informed of the confidential nature thereof and who agree in writing (which agreement may be via e-mail or a click-through arrangement) to keep such information confidential, on a confidential and need-to-know basis, (b) if MassMutual consents in writing (which may be via e-mail) to such proposed disclosure, (c) to the extent such information becomes publicly available other than by reason of improper disclosure in violation of any confidentiality obligations of Parent, the Sponsors or any of its or their respective affiliates set forth herein or (d) pursuant to an order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities, in each case based on the reasonable advice of Parent’s legal counsel (in which case Parent agrees, to the extent practicable and not prohibited by applicable law, rule or regulation, to inform MassMutual promptly thereof prior to disclosure); provided that (i) Parent may disclose this Commitment Letter and the contents hereof to the Company, its subsidiaries and affiliates and its and their respective officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons, on a confidential and need-to-know basis, (ii) Parent may disclose the Commitment Letter and its contents (including the Preferred Equity Term Sheet and other exhibits and attachments hereto) in any syndication or other marketing materials in connection with the Facilities (including any marketing materials and information memorandum used in connection therewith) or in connection with any public or regulatory filing requirement relating to the Transactions, (iii) Parent may disclose the aggregate fee amounts contained in this Commitment Letter or the Preferred Equity Term Sheet as part of the projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in any syndication or other offering and marketing materials or in connection with the Facilities (including any information memorandum used in connection therewith) or in connection with any public or regulatory filing requirement relating to the Transactions, (iv) Parent may disclose the Preferred Equity Term Sheet and other exhibits and attachments to the Commitment Letter, and the contents thereof, to rating agencies in connection with obtaining public ratings for Debt Merger Sub or JHG U.S. Topco (in its capacity as “Borrower” under the Facilities) and the Facilities, (v) Parent may disclose this Commitment Letter and the contents thereof (including the Preferred Equity Term Sheet and other exhibits and attachments hereto) to the initial lenders and any prospective lenders under the Facilities, any actual or potential co-investor, any additional prospective investor in the Preferred Equity and to any such person’s affiliates and their respective officers, directors, employees, agents, attorneys, accountants and other advisors, on a confidential and need-to-know basis and (vi) in connection with any remedy or enforcement of any right hereunder. Notwithstanding anything to the contrary in this Section 8, no notice will be required to MassMutual with respect to routine audits or examinations by regulatory or tax authorities (including self-regulatory authorities) in the ordinary course of business that do not target MassMutual or the Preferred Equity.

MassMutual reserves the right to review and approve (such approval not to be unreasonably withheld, delayed or conditioned), in advance, all materials, press releases, advertisements and public disclosures by you or your affiliates (other than any materials, press releases, advertisements and public disclosures that are substantially the same in substance as those that have previously been approved by MassMutual) that contain the name of MassMutual or any of its affiliates or describe MassMutual’s roles or activities with respect to the purchase of the Preferred Equity; provided that no such approval shall be required for any disclosure to the extent required by applicable law, rule or regulation or by any governmental or regulatory authority.

MassMutual and its affiliates acknowledge that MassMutual has entered into a letter agreement, dated as of March 12, 2025 with Trian (the “Confidentiality Agreement”), which shall continue in full force and effect and apply to all Confidential Information (as defined therein) provided to MassMutual or its Representatives (as defined therein) in connection with this Commitment Letter and the Preferred Equity. In the event that the Preferred Equity is funded, the Confidentiality Agreement shall terminate automatically and be superseded by the confidentiality and use provisions in the Preferred Equity Documentation upon the initial funding thereunder to the extent that such provisions are binding on MassMutual and its affiliates.

Notwithstanding anything herein to the contrary, any party to this Commitment Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the structure and tax treatment of the transactions contemplated by this Commitment Letter and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such structure and tax treatment, except that (i) structure and tax treatment shall not include the identity of any existing or future party (or any affiliate of such party) to this Commitment Letter and (ii) no party shall disclose any information relating to such structure and tax treatment to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws. For this purpose, the tax treatment of the transactions contemplated by this Commitment Letter is the purported or claimed U.S. federal income tax treatment of such transactions and the structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of such transactions.

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9.          Miscellaneous. This Commitment Letter and the Commitment shall not be assignable by any party hereto (other than (a) any assignment occurring as a matter of law pursuant to, or otherwise substantially simultaneously with, the Acquisition on the Closing Date, in each case to the Company, the Issuer, Merger Sub or Debt Merger Sub, (b) by Parent to the Company, the Issuer, Merger Sub or Debt Merger Sub substantially simultaneously with the Acquisition on the Closing Date, in each case, so long as such entity is, or will be, controlled by Parent or the Sponsors after giving effect to the Transactions and shall (directly or indirectly through one or more wholly-owned subsidiaries) own the Company and the Issuer and agrees to be bound by the terms hereof or (c) by MassMutual to (i) any affiliated investment entity and/or affiliate, (ii) any fund, investor entity or account that is managed, sponsored or advised by MassMutual or its affiliates or (iii) any limited partners of any fund, investor entity or account that is managed, sponsored or advised by MassMutual or its affiliates) without the prior written consent of the other party hereto (such consent not to be unreasonably withheld, conditioned or delayed) (and any attempted assignment without such consent shall be null and void ab initio), provided that you hereby agree that MassMutual shall have the right to reallocate and assign its Commitment between or among its affiliated funds and any investment vehicles advised and/or managed by it or one of its affiliates and any co-investors; provided, further, that any such assignment or reallocation shall be subject to the transfer restrictions and Disqualified Investor provisions set forth in the Preferred Equity Term Sheet and the Preferred Equity Documentation. This Commitment Letter and the Commitment are intended to be solely for the benefit of the parties hereto, HoldCo and the Issuer and do not and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto, HoldCo and the Issuer. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by MassMutual and Parent. This Commitment Letter may be executed in one or more counterparts, all of which will be considered one and the same agreement. Any such counterpart, to the extent delivered by pdf, .tif, .gif, .jpg or similar attachment to electronic mail or via DocuSign or similar e-signature platform (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity. This Commitment Letter (including the exhibits hereto), together with the Confidentiality Agreement, that certain letter agreement dated as of the date hereof between Parent and MassMutual with respect to the Preferred Equity (the “Letter Agreement”) and that certain interim investors agreement to be entered into in connection with the Transactions by and among the Issuer, MassMutual and certain investors and/or affiliates of the Issuer (the “Interim Investors Agreement”), (i) are the only agreements that have been entered into among the parties hereto with respect to MassMutual’s commitment with respect to the issuance of the Preferred Equity and (ii) supersede all prior understandings, whether written or oral, among us with respect to the Preferred Equity and sets forth the entire understanding of the parties hereto with respect thereto. This Commitment Letter, and any claim, controversy or dispute arising under, or related to, this Commitment Letter (including, without limitation, any claims sounding in contract law or tort law arising out of the subject matter hereof) shall be governed by, and construed in accordance with, the laws of the State of New York; provided, that, notwithstanding the foregoing, it is understood and agreed that the determination of whether (A) you (and any of your affiliates that is a party to the Acquisition Agreement) can terminate your (and their) obligations under the Acquisition Agreement (or otherwise decline to consummate the Acquisition), in each case, without liability to any of you, the Sponsors or any of your or their respective affiliates, (B) a Company Material Adverse Effect (as defined in the Acquisition Agreement) has occurred and (C) the Acquisition has been consummated in all material respects in accordance with the terms of the Acquisition Agreement, in each case shall be governed by, and construed in accordance with, the laws of the State of Delaware as applied to the Acquisition Agreement, without regard to the principles of conflicts of law that would cause the application of law of any jurisdiction other than those of the State of Delaware.

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Notwithstanding anything to the contrary in this Commitment Letter, each of the Sponsors shall have the right (the “Sponsor Designation Right”), to arrange, market, syndicate or sell a portion of the Preferred Equity to other purchasers as described under, and subject to the terms provided under, the heading “Preferred Equity” in the Preferred Equity Term Sheet.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement (except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws relating to or affecting the rights of creditors generally) with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Preferred Equity Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the commitment provided hereunder is subject solely to conditions precedent as expressly provided herein.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR PROVIDING OF COMMITMENT, AS THE CASE MAY BE, HEREUNDER.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County in the State of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby or thereby in any New York State or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to Parent or MassMutual at the addresses set forth above shall be effective service of process for any suit, action or proceeding brought in any such court.

MassMutual hereby notifies Parent that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56) (signed into law October 26, 2001) (the “PATRIOT Act”) and the requirements of 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), MassMutual may be required to obtain, verify and record information that identifies the Issuer and its subsidiaries, which information may include their names, addresses, tax identification numbers and other information that will allow MassMutual to identify the Issuer and its subsidiaries in accordance with the PATRIOT Act or the Beneficial Ownership Regulation, as applicable. This notice is given in accordance with the requirements of the PATRIOT Act or the Beneficial Ownership Regulation, as applicable, and is effective for MassMutual.

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The jurisdiction, governing law, venue, waiver of jury trial and confidentiality provisions contained herein shall remain in full force and effect regardless of whether the Preferred Equity shall have been issued and notwithstanding the termination or expiration of this Commitment Letter or MassMutual’s Commitment hereunder; provided, that Parent’s obligations under this Commitment Letter shall automatically terminate and be superseded by the provisions of the Preferred Equity Documentation (to the extent covered therein) upon the initial funding thereunder, and Parent shall automatically be released from all liability in connection therewith at such time.

10.          Accredited Investor Status. MassMutual represents that (a) it is, and HoldCo will be on the Closing Date, an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended and (b) it is able to, and HoldCo will be able to on the Closing Date, fend for itself, can bear the economic risk of its purchase of the Preferred Equity, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Preferred Equity.

11.          Effectiveness; Expiration. If the foregoing correctly sets forth the parties’ agreement, please indicate Parent’s acceptance of the terms of this Commitment Letter by returning to MassMutual (or its legal counsel), executed counterparts hereof not later than 11:59 p.m., New York City time, on December 28, 2025. MassMutual’s Commitment and obligations hereunder will expire at such time in the event that MassMutual (or its legal counsel) have not received such executed counterparts in accordance with the immediately preceding sentence. If Parent does so execute and deliver to MassMutual this Commitment Letter at or prior to such time, MassMutual agrees to hold its Commitment and other undertakings in connection therewith available for Parent until the earliest of (i) after execution and delivery of the Acquisition Agreement and prior to the consummation of the Transactions, the valid termination of the Acquisition Agreement by Parent and/or Merger Sub or with Parent’s and/or Merger Sub’s written consent, in each case in accordance with its terms (other than with respect to provisions therein that expressly survive termination), (ii) the consummation of the Acquisition without the issuance by the Issuer of the Preferred Equity and (iii) 11:59 p.m., New York City time on the date that is five (5) business days after the Termination Date (such earliest time, the “Expiration Date”). Upon the occurrence of any of the events referred to in the preceding sentence, this Commitment Letter and the Commitment shall automatically terminate unless MassMutual shall, in its sole discretion, agree to an extension in writing. The termination of any Commitment pursuant to this paragraph will not prejudice Parent’s rights and remedies in respect of any breach or repudiation of this Commitment Letter.

[Signature Page Follows]

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Sincerely,

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Eric Partlan
Name: Eric Partlan
Title: Chief Investment Officer

[Signature Page to Preferred Equity Commitment Letter]

Agreed and accepted as of the date first written above:

JUPITER COMPANY LIMITED

By:	/s/ Peter W. May
Name: Peter W. May
Title: Authorized Signatory

[Signature Page to Preferred Equity Commitment Letter]

Exhibit A

Project Jupiter
Preferred Equity Commitment Letter
Transaction Description

Capitalized terms used but not otherwise defined in this Exhibit A shall have the meanings ascribed to such terms set forth in the other Exhibits to the Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”) or in the debt commitment letter dated as of the date hereof (the “Debt Commitment Letter”). In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it used.

Jupiter Topco LLC, a Jersey limited liability company (the “Issuer”), Jupiter Company Limited, a private limited company organized under the laws of Jersey (“Parent”), Jupiter Merger Sub Limited, a private limited company organized under the laws of Jersey (“Merger Sub”) and Jupiter Borrower, Inc., a Delaware corporation (“Debt Merger Sub”) were formed at the direction of Trian Fund Management, L.P., a Delaware limited partnership (“Trian”) and General Catalyst Group Management, LLC, a Delaware limited liability company (“General Catalyst” and, collectively with Trian and their respective funds, partnerships, co-investment entities and other investment vehicles managed, advised or controlled thereby or by one or more directors thereof and under common control therewith, the “Sponsors”). Pursuant to an Agreement and Plan of Merger, dated as of the date hereof (with such modifications, amendments, consents or waivers made in accordance with paragraph 2 of Exhibit C to the Commitment Letter and together with all exhibits and schedules thereto, the “Acquisition Agreement”), by and among Parent, Merger Sub and Janus Henderson Group plc (the “Company”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving entity of the Merger (the “Surviving Entity”), whereby the Issuer, indirectly through Parent, will acquire the ordinary shares of the Company from the holders thereof (the “Sellers”), including those certain Sellers (including certain affiliates of Trian) who may be given the opportunity to retain, rollover or reinvest capital stock of the Company into capital stock or other interests in the Issuer or a beneficial owner thereof (the “Rollover Investors”). Other than the Sellers who are also Rollover Investors, the Sellers will receive cash (the “Acquisition Consideration”) in exchange for their capital stock in the Company. Immediately after giving effect to the Merger and the other Transactions, the Company will be a direct wholly-owned subsidiary of Parent and an indirect, wholly-owned subsidiary of the Issuer, which will be owned, directly or indirectly, by the Sponsors and the Rollover Investors. If the Acquisition is effected by Scheme of Arrangement (as defined in the Acquisition Agreement), all references to the “Merger” shall be deemed references to such Scheme of Arrangement.

In connection with the foregoing, it is intended that:

(a)          The Issuer will issue newly issued preference shares with an initial stated value of $1,000 per share (such shares, the “Preferred Equity”) and in an aggregate initial stated value of $1,000,000,000 (as may be adjusted in accordance with Exhibit B) (the issuance of the Preferred Equity, the “Preferred Equity Issuance”).

(b)          The Sponsors and certain other investors (including certain Rollover Investors and MassMutual) arranged by and/or designated by the Sponsors (collectively, the “Investors”) will, directly or indirectly (including through one or more holding companies), make cash equity contributions (including from the Preferred Equity Issuance) to Parent in an aggregate amount equal to, when combined with the fair market value of any capital stock or other equity interests of any Rollover Investors rolled over or reinvested in connection with the Transactions (as defined below), of $2.877 billion (the “Equity Contribution”).

(c)          Debt Merger Sub will obtain or cause to be obtained (i) up to $2,600.0 million (plus, at Debt Merger Sub’s option pursuant to the terms of the Fee Letter, the amount of any Additional Flex Increase, each as defined in the Debt Commitment Letter) (less, if an Existing Senior Notes E&R Election is made, the aggregate principal amount of any Existing Senior Notes that are outstanding as of the Closing Date and subject thereto)  under a senior secured term loan B facility (the “TLB Facility”) described in the Debt Commitment Letter, (ii) up to $800.0 million under a senior secured 270-day cash flow term loan facility (the “Term Cash Flow Facility”) described in the Debt Commitment Letter and (iii) up to $500.0 million under a senior secured revolving credit facility described in the Debt Commitment Letter (the “Initial Revolver” and, together with the TLB Facility and the Term Cash Flow Facility, the “Facilities”), in each case, on the closing date of the Acquisition.

(d)          All amounts outstanding on the Closing Date (other than contingent obligations and letters of credit that are cash collateralized, backstopped or “grandfathered” as having been issued under the Initial Revolver) under that certain (i) Facility Agreement, dated as of June 30, 2023, by and among the Company, Janus Henderson US (Holdings) Inc., a Delaware corporation (“JHG U.S. Topco”), Bank of America Europe Designated Activity Company, an Irish designated activity company, as coordinator, bookrunner and mandated lead arranger and as facility agent, Citibank, N.A., as bookrunner and mandated lead arranger, BNP Paribas, London Branch, NatWest Markets plc, State Street Bank and Trust Company and Wells Fargo Bank, National Association, as mandated lead arrangers, the financial institutions listed on Schedule 1 thereto and the other lenders party thereto from time to time (as may be amended, restated, supplemented or otherwise modified from time to time, the “Existing Credit Agreement”) and (ii) unless an Existing Senior Notes E&R Election is made as set forth in paragraph (e) below, the Senior Indenture, dated as of September 10, 2024, by and among JHG U.S. Topco, the Company, as guarantor, and The Bank of New York Mellon Trust Company, N.A., a New York banking corporation, as trustee (as may be amended, restated, supplemented or otherwise modified from time to time, the “Existing Senior Notes Indenture”; together with the Existing Credit Agreement, the “Existing Debt Agreements”) (including, in the case of the Existing Senior Notes, all amounts due pursuant to any Change of Control Offer (as defined in the Existing Senior Notes Indenture) and/or any premium or make-whole due in connection with any redemption other than pursuant to any Change of Control Offer, in each case, required under the Existing Senior Notes Indenture, including 101% of the aggregate principal amount of the 2034 Senior Notes validly tendered in such Change of Control Offer (the “Existing Senior Notes”), plus accrued and unpaid interest in respect thereof), will be repaid, redeemed, defeased, terminated or otherwise discharged (or notice for the repayment, redemption, defeasance, termination or discharge thereof will be given) (collectively, the “Refinancing”). In connection with the Acquisition, Debt Merger Sub may directly or indirectly distribute, contribute or lend funds to the borrowers or issuers under such facilities or indebtedness in order to consummate the Refinancing, which loans may be forgiven, contributed or distributed at the Borrower’s discretion.

(e)          On the Closing Date, so long as any of the Existing Senior Notes are outstanding on such date, Debt Merger Sub may, in its sole discretion, elect to (i) cause all or any portion of the Existing Senior Notes to be included in the Refinancing as set forth in clause (ii) of paragraph (d) above and/or (ii) cause all or the remaining portion of Existing Senior Notes to become secured equally and ratably (to the extent required by the Existing Senior Notes Indenture) with the TLB Facility (the election in this clause (ii), the “Existing Senior Notes E&R Election”); provided that, Debt Merger Sub will notify the Lead Arrangers no later than one day prior to the commencement of the Marketing Period (as defined in the Debt Commitment Letter) if it is electing to make the Existing Senior Notes E&R Election.

(f)          Pursuant to an intercompany loan (the “Intercompany Facility”), Debt Merger Sub will on-lend to Parent an amount equal to (i) the net proceeds of the Facilities less (ii) the amount of payments to be made by JHG U.S. Topco pursuant to the Refinancing (the “Debt Proceeds Contribution Amount”).  Parent will then contribute the Debt Proceeds Contribution Amount to Merger Sub, and following the Merger, the Debt Proceeds Contribution Amount shall be used, together with, inter alia, proceeds of the Equity Contribution (including the Preferred Equity Issuance) to consummate the acquisition of the Company’s equity interests from the Sellers.  Following the funding of the Intercompany Facility and substantially concurrently with the consummation of the Merger, Debt Merger Sub will merge with and into JHG U.S. Topco (the “Debt Merger”), with JHG U.S. Topco surviving the Debt Merger as a wholly-owned subsidiary of the Surviving Entity (the “Borrower”).

(g)          The proceeds of the Equity Contribution (including the Preferred Equity Issuance), the Facilities and/or (if applicable) a portion of the cash on hand at the Company and its subsidiaries on the Closing Date will be used to pay (i) the Acquisition Consideration, (ii) the Refinancing and (iii) the fees, premiums and expenses incurred in connection with the Transactions (such fees, premiums and expenses, the “Transaction Costs”).

The Transactions described above (including payment of the Transaction Costs) are collectively referred to herein as the “Transactions”.

Exhibit B

[*****]

Exhibit C

Project Jupiter
Preferred Equity Commitment Letter
Summary of Conditions2

The purchase of the Preferred Equity shall be subject to the satisfaction or waiver by MassMutual of the following conditions:

1.          Since the date of the Acquisition Agreement, there has not been a Company Material Adverse Effect (as defined in the Acquisition Agreement) that would result in the failure of a condition precedent to Debt Merger Sub’s obligations to consummate the Acquisition under the Acquisition Agreement.

2.          The Acquisition shall have been or, substantially concurrently with the purchase of the Preferred Equity shall be, consummated in all material respects in accordance with the terms of the Acquisition Agreement, without giving effect to any modifications, amendments, express waivers or express consents thereunder by Debt Merger Sub that are materially adverse to MassMutual (in its capacity as a purchaser of the Preferred Equity) without the consent of MassMutual (such consent not to be unreasonably withheld, conditioned or delayed and provided that MassMutual shall be deemed to have consented to such modification, amendment, waiver or consent unless MassMutual shall object thereto within two business days after receipt of written notice of such modification, amendment, waiver or consent), it being understood and agreed that (i) any change in the purchase price shall not be deemed to be materially adverse to MassMutual but (x) any resulting reduction in cash uses shall be allocated (a) first, to a reduction of the Equity Contribution to the level set forth in paragraph (a) in the Transaction Description, and (b) second, (I) 65% to a reduction in debt financing and (II) 35% to a reduction in the Equity Contribution and (y) any increase in purchase price (excluding, for the avoidance of doubt, any purchase price adjustments in accordance with the terms of the Acquisition Agreement, with respect to which there shall be no limitation on source of funding) shall be funded (at Debt Merger Sub’s option) with the proceeds of an equity contribution, cash of the Target and its subsidiaries and/or the proceeds of borrowings under the Borrower’s revolving credit facility and (ii) any modification, amendment, express waiver or express consent to the definition of “Company Material Adverse Effect” in the Acquisition Agreement that is adverse to you shall be deemed to be materially adverse to MassMutual (in its capacity as a purchaser of the Preferred Equity).

3.          The Equity Contribution shall have been or, substantially concurrently with the issuance of the Preferred Equity shall be, consummated.  The Refinancing shall have been, or substantially concurrently with the issuance of the Preferred Equity shall be, consummated.

4.          The borrowings under the Facilities to be funded on the Closing Date shall have been made, or will be made substantially concurrently with the issuance of the Preferred Equity.

2Capitalized terms used in this Exhibit C shall have the meanings set forth in the other Exhibits attached to the Commitment Letter to which this Exhibit C is attached (the “Commitment Letter”). In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit C shall be determined by reference to the context in which it is used.

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5.          MassMutual shall have received, at least three Business Days (as defined in the Acquisition Agreement) prior to the Closing Date, all documentation and other information about the Issuer and its subsidiaries that is (i) (x) required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and the CDD Rule (which CDD Rule requirements shall be satisfied by delivering the LSTA form beneficial ownership certification) (such rules and regulations, the “KYC Rules”) and (y) set forth on the list of “know your customer” requirements delivered to you on or prior to the date hereof and (ii) all other documentation and other information about the Issuer and its subsidiaries that is (x) reasonably requested in writing at least ten Business Days (as defined in the Acquisition Agreement) prior to the Closing Date by MassMutual and (y) (i) required by U.S. regulatory authorities under the KYC Rules as a result of a change to the KYC Rules occurring after the date hereof, (ii) required as a result of the occurrence of any change in MassMutual’s circumstances, which change results in additional information being required under the KYC Rules, (iii) after MassMutual’s review of any information delivered pursuant to this paragraph 5, reasonably determined to be required under the KYC Rules or (iv) readily available and customarily delivered by portfolio company affiliates of (at your election) any Sponsor in the United States in connection with preferred equity financings.

6.          (i) The execution and delivery of the Preferred Equity Documentation by the Issuer and MassMutual, which shall, in each case, be in accordance with the terms of the Commitment Letter and the Preferred Equity Term Sheet and (ii) the delivery to MassMutual of issuance notices, as applicable, customary incumbency certificates and closing certificates, organizational documents, customary evidence of authorization and, as applicable, good standing certificates in jurisdictions of formation/organization, in each case with respect to the Issuer and a solvency certificate of the Issuer, as of the Closing Date after and giving effect to the Transactions (substantially in the form delivered in connection with the Facilities) certified by a senior authorized financial officer of the Issuer).

7.          MassMutual shall have received (a) audited consolidated balance sheets and related consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity of the Company for the two most recently completed fiscal years ended at least 90 days prior to the Closing Date and (b) unaudited condensed consolidated balance sheets and related unaudited condensed consolidated statements of comprehensive income, unaudited condensed consolidated statements of cash flows and unaudited condensed consolidated statements of changes in equity of the Company for any subsequent fiscal quarter and the portion of the fiscal year through the end of such quarter (other than, in each case, the fourth fiscal quarter of any fiscal year) ended at least 45 days prior to the Closing Date.  MassMutual hereby acknowledges receipt of (x) the financial statements referred to in the foregoing clause (a) for the fiscal years ended December 31, 2024 and December 31, 2023 and (y) the financial statements referred to in the foregoing clause (b) for the fiscal quarters ended September 30, 2025, June 30, 2025 and March 31, 2025.  It is understood and agreed that the condition set forth in this paragraph 7, (x) may be satisfied by furnishing the applicable consolidated financial statements of the Company on Form 10-K or 10-Q, as applicable, filed with the SEC, and (y) shall be deemed to have been delivered on the earliest date on which (i) the Company posts such documents, or provides a link thereto, on the Company’s website on the Internet or (ii) such financial statements and/or other documents are posted on the SEC’s website on the internet at www.sec.gov.

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